EXHIBIT 16

[Arthur Andersen LLP Letterhead]

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

June 28, 2002

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the financial statements of this registrant for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP. We have read paragraphs (a)(i) through (a)(v) of Item 4 included in the Form 8-K dated June 28, 2002 of Palomar Medical Technologies, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,

/s/ Arthur Andersen LLP
Arthur Andersen LLP

cc: Mr. Louis P. Valente Chairman of the Board of Directors
Palomar Medical Technologies, Inc.